FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                           REPORT OF FOREIGN ISSUER


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                          For the month of December, 2005


                                 UNILEVER N.V.
                (Translation of registrant's name into English)

     WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 99 attached hereto is incorporated herein by reference.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                          UNILEVER N.V.

                                                         /S/ A. BURGMANS
                                                         By  A. BURGMANS
                                                             CHAIRMAN


                                                        /S/ J.A.A. VAN DER BIJL
                                                        By  J.A.A. VAN DER BIJL
                                                            SECRETARY

Date: 12/01/2005

                            EXHIBIT INDEX
                            -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99                          Notice to Euronext, Amsterdam dated 01 December 2005
                            Transaction in Own Shares

Exhibit 99






Unilever NV and Unilever PLC

1 December 2005


Unilever NV and Unilever PLC - Transactions in Own Shares


Unilever NV announces that on 1 December 2005, it purchased 110,000 Unilever NV ordinary shares (in the form of depositary receipts thereof) at prices between euro 57.05 and euro 57.75 per share. The purchased shares will be held as treasury shares.

Unilever NV also announces that 3,780 Unilever NV ordinary shares held as treasury shares were released under Employee Share Plans.

Following the above purchase and release, Unilever NV together with subsidiary companies, holds 23,925,417 Unilever NV ordinary shares in treasury, and has 547,650,483 Unilever NV ordinary shares in issue (excluding treasury shares).

Unilever PLC announces that on 1 December 2005, it purchased 700,000 Unilever PLC ordinary shares at prices between 565.00 pence and 567.00 pence per share. The purchased shares will be held as treasury shares.

Following the above purchase, Unilever PLC holds 22,496,587 Unilever PLC ordinary shares in treasury, and has 2,888,961,993 Unilever PLC ordinary shares in issue (excluding treasury shares).

Contact:

Unilever NV: Tanno Massar, Press Office, Rotterdam
(Tel. +31 10 2174844)

Unilever PLC: Alison Dillon, Corporate Secretaries, London
(Tel. +44 207 822 5746)